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SECURITIE: ON

08029840

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 41505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Melvin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd., Suite 2110
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Salata 312-895-7440
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MJ/b

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Melvin Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Melvin Securities, LLC (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2008

Melvin Securities, LLC

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	584,854
Deposit with clearing organization		100,000
Receivables from broker-dealers and clearing organizations		275,688
Due from affiliates		39,733
Furniture and equipment at cost, less accumulated depreciation of $33,209		20,810
Other assets		40,866
Total assets	$	1,061,951
Liabilities and Member's Capital		
Accounts payable, accrued expenses and other liabilities	$	380,385
Member's capital		681,566
Total liabilities and member's capital	$	1,061,951

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business

Melvin Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") conducting business as an institutional broker. The Company is also registered as an introducing broker with the National Futures Association. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by an institutional broker.

Note 2. Significant Accounting Policies

Revenue recognition: Securities transactions and related income and expenses are recorded on the trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all demand deposits and investments with daily maturities to be cash equivalents.

Furniture and equipment: Furniture and equipment are recorded at cost. Depreciation is provided using the straight-line method over the useful lives of the assets.

Income taxes: As a limited liability company, the Company is not subject to federal or state income taxes. The member separately accounts for the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes. The Company may declare distributions from time to time, to assist the member in paying income tax liabilities that result from the Company's income.

Translations of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income.

New accounting pronouncements: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of member's capital. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. FIN 48 is effective for the Company in its year ended December 31, 2008. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and its potential effect on the financial statements.

Note 2. Significant Accounting Policies (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. SFAS 157 is effective for the Company in its year ended December 31, 2008. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is effective for the Company in its year ended December 31, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 159, if any, on our financial position, results of operations and cash flows.

Note 3. Receivables from Broker-Dealers and Clearing Organizations

At December 31, 2007, receivables from broker-dealers and clearing organizations consist of:

Foreign currencies	$	202,436
Commissions receivable		65,401
Cash		7,851
	$	275,688

Note 4. Related Parties

The Company and two affiliates have expense sharing agreements with each other. In conjunction with these agreements, the Company and its affiliates pay certain expenses on behalf of each other which are reflected in the due from affiliates balance on the statement of financial condition.

The Company participates in the member's 401(k) profit sharing plan. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company makes matching contributions of 50% of the first $3,000 of the participant's contributions. The Company may also make discretionary contributions. The 401(k) profit sharing plan contribution was $15,160 for 2007, all of which was included in accounts payable, accrued expenses and other liabilities in the statement of financial condition.

Note 5. Commitments and Contingencies

The Company has entered into an operating lease agreement for its office space that will expire in April 2015 and will require minimum annual rentals as follows:

During the years ending December 31:		
2008	$	128,054
2009		131,895
2010		135,852
2011		139,928
2012		144,125
Thereafter		352,819
	$	1,032,673

For financial reporting purposes, rental expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between rent expense and the rent paid over the life of the term of the lease. At December 31, 2007, included in accounts payable, accrued expenses and other liabilities on the statement of financial condition is $37,840 related to the aforementioned deferred rent.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 6. Off-Balance-Sheet Risk and Concentration of Credit

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by another broker-dealer on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers and clearing organizations represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing broker. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its one clearing broker-dealer provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing broker-dealers.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $571,388 which was $321,388 in excess of its required net capital of $250,000. The Company's net capital ratio was .60 to 1.

END